Exhibit 99.1

RISE Education Announces Fourth Quarter and Full Year 2020 Unaudited Financial Results

BEIJING, March 16, 2021 – RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU), a leading junior English Language Training (“ELT”) provider in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Impact of COVID-19

The outbreak of COVID-19 in late January 2020 had a significant and material adverse impact on the Company’s operations through the full year of 2020. In accordance with government regulations to contain the pandemic, RISE’s learning centers were temporarily closed for a majority of the time during the period starting January 19, 2020 until September 2020. As coronavirus containment measures proved effective in China and local restrictions were eased in the third quarter, almost all the Company’s learning centers resumed normal operation in the fourth quarter. Through the year, the outbreak and resurgence of COVID-19 has adversely impacted the Company’s ability to collect tuition fees and recognize revenue not only from renewed students due to the deferred academic schedules, but also from newly enrolled students acquired through its physical network of learning centers. In response to this challenging new environment, the Company proactively implemented measures throughout the year to stabilize its business by controlling costs and adjusting capital expenditure and to enhance liquidity capabilities to preserve cash. At the same time, the Company continued to upgrade and transform Rise+, a proprietary learning management system with easy online access, into a nation-wide open and interactive technology platform for learning, teaching and training. The Company successfully delivered its first online small group class through its Rise+ platform in March 2020, which has demonstrated the Company’s digital capabilities and built a solid infrastructure for the transformation of its business into an Online-Merge-Offline (“OMO”) model. Although there are still ongoing uncertainties from the impact of COVID-19, the Company is well prepared to mitigate risks and manage operational flexibility by leveraging on its recent experience.

Fourth Quarter of 2020 Financial and Operational Summary

•	Total revenues were RMB364.5 million (US$55.9 million) for the fourth quarter of 2020, compared with RMB320.0 million for the preceding quarter and RMB416.2 million for the fourth quarter of 2019.

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Net income attributable to RISE[1] was RMB1.4 million (US$0.2 million) for the fourth quarter of 2020, compared with RMB28.0 million for the preceding quarter and RMB51.1 million for the fourth quarter of 2019.

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Non-GAAP net income attributable to RISE was RMB55.4 million (US$8.5 million) for the fourth quarter of 2020, compared with RMB35.7 million for the preceding quarter and RMB66.1 million for the fourth quarter of 2019.

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Adjusted EBITDA[2] income was RMB85.3 million (US$13.1 million) for the fourth quarter of 2020, compared with RMB57.8 million for the preceding quarter and RMB91.0 million for the fourth quarter of 2019.

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Students in class[3] for Rise regular courses (including Rise Start and Rise On programs) were 47,724 as of December 31, 2020, a decrease of 2,738 from 50,462 as of September 30, 2020 and a decrease of 6,659 from 54,383 as of December 31, 2019.

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New students enrolled[4] for Rise regular courses in the fourth quarter of 2020 were 8,023, compared with 8,328 for the preceding quarter and 6,200 for the fourth quarter of 2019. New students enrolled for other Rise courses (including Rise Up, Can-Talk, other Rise online courses, STEAM, courses provided by The Edge learning centers and light courses) were 3,231 in the fourth quarter of 2020, compared with 2,510 for the preceding quarter and 1,098 for the fourth quarter of 2019.

•	The total number of the Company’s learning centers as of December 31, 2020 was 512, consisting of 92 self-owned (including 2 operated by The Edge) and 420 franchised learning centers.

[1]	Net income attributable to RISE includes the impact from an impairment loss of RMB37 million on a long-term investment.
[2]	Adjusted EBITDA excludes share-based compensation expenses and impairment loss on long-term investment from EBITDA.
[3]	Students in class refers to the students who were taking our ongoing courses as of a given date.
[4]	New students enrolled refers to the newly acquired students who enrolled in our courses during a given period of time.

Full Year of 2020 Financial and Operational Summary

•	Total revenues were RMB958.5 million (US$146.9 million) for the full year of 2020.

•	Net loss attributable to RISE[5] was RMB132.4 million (US$20.3 million) for the full year of 2020.

•	Non-GAAP net loss attributable to RISE was RMB60.1 million (US$9.2 million) for the full year of 2020.

•	Adjusted EBITDA[6] loss was RMB9.4 million (US$1.4 million) for the full year of 2020.

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New students enrolled[7] for Rise regular courses in the full year of 2020 were 21,607, compared with 29,049 for the full year of 2019. New students enrolled for other Rise courses, which were taught online (including Rise Up, Can-Talk, other Rise online courses, STEAM, courses provided by The Edge learning centers and light courses) were 40,475 in the full year of 2020, compared with 6,793 for the full year of 2019.

	Three Months Ended
(in thousands RMB, except for percentage and per ADS data)	Dec. 31, 2019	Sep. 30, 2020	Dec. 31, 2020	Pct. Change YoY	Pct. Change QoQ
Revenues	416,223	320,029	364,460	-12.4%	13.9%
Operating income	60,663	19,429	47,464	-21.8%	144.3%
Non-GAAP operating income	75,647	27,128	64,391	-14.9%	137.4%
Net income attributable to RISE	51,135	28,014	1,426	-97.2%	-94.9%
Non-GAAP net income attributable to RISE	66,119	35,713	55,353	-16.3%	55.0%
Net income per ADS attributable to RISE – basic	0.91	0.50	0.03	-96.7%	-94.0%
Net income per ADS attributable to RISE – diluted	0.90	0.49	0.02	-97.8%	-95.9%
Non-GAAP net income per ADS attributable to RISE – basic	1.17	0.63	0.98	-16.2%	55.6%
Non-GAAP net income per ADS attributable to RISE – diluted	1.16	0.63	0.97	-16.4%	54.0%
Adjusted EBITDA	90,980	57,834	85,289	-6.3%	47.5%

	Full year ended December 31
(in thousands RMB, except for percentage and per ADS data)	2019	2020	Pct. Change
Revenues	1,529,447	958,467	-37.3%
Operating income/(loss)	222,789	(138,393)	-162.1%
Non-GAAP operating income/(loss)	288,052	(103,030)	-135.8%
Net income/(loss) attributable to RISE	148,100	(132,433)	-189.4%
Non-GAAP net income/(loss) attributable to RISE	213,363	(60,070)	-128.2%
Net income/(loss) per ADS attributable to RISE – basic	2.58	(2.35)	-191.1%
Net income/(loss) per ADS attributable to RISE – diluted	2.55	(2.35)	-192.2%
Non-GAAP net income/(loss) per ADS attributable to RISE – basic	3.71	(1.06)	-128.6%
Non-GAAP net income/(loss) per ADS attributable to RISE – diluted	3.67	(1.06)	-128.9%
Adjusted EBITDA	349,308	(9,371)	-102.7%

[5]	Net income attributable to RISE includes the impact from an impairment loss of RMB37 million on a long-term investment.
[6]	Adjusted EBITDA excludes share-based compensation expenses and impairment loss on long-term investment from EBITDA.
[7]	New students enrolled refers to the newly acquired students who enrolled in our courses during a given period of time.

Ms. Lihong Wang, Chairwoman and Chief Executive Officer of RISE, commented, “We have gained deep insights from an unprecedented year of challenges in 2020 and took immediate actions to stabilize the business with the quick deployment of our online-merge-offline, or OMO strategy, and gradually recovered from the impact of COVID-19 with various initiatives. Almost all of our offline learning centers resumed normal operation in the fourth quarter as China’s containment of the pandemic gradually returned life to normalcy. With a strong OMO strategy and online curriculum acting as the ‘business stabilizer’ when circumstances demand, we saw significant growth in new students enrolled for RISE regular courses as well as for other courses on a yearly basis. Total revenues reached the high end of our guidance, and adjusted EBITDA was close to the level of the fourth quarter of 2019. These successful initiatives have allowed us to navigate this new environment amid COVID-19 and positioned us well to seize new growth opportunities. In 2021, although the re-emergence of COVID-19 in certain parts of China had an adverse impact on our offline business in the first quarter, we were able to respond promptly with our proven OMO courses, which had again demonstrated to be highly effective. As the re-emergence of COVID-19 cases were well contained in February, we expect to re-open the temporarily closed learning centers by the end of March, in line with the pace of China’s reopening regulation.”

Mr. Warren Wang, Chief Financial Officer of RISE, added, “Total revenue reached the high end of our guidance at RMB364.5million in the fourth quarter, up 13.9% from the prior quarter. In addition, we continued to see a significant improvement in our non-GAAP net income attributable to RISE, which reached RMB55.4 million, an increase of 55% quarter-over-quarter. Our adjusted EBITDA was RMB85.3 million, close to the level of the fourth quarter of 2019. This quarter saw solid growth momentum in new student enrollments for our regular courses which increased 29% year-over-year, demonstrating the high recognition and positive feedback of our courses among parents and students. However, due to the cumulative impact from the closure of our self-owned learning centers during the first three quarters of 2020, our new students enrollment number was lower than the normal levels. In addition, with offline classes resumed, large amount of students completed their course and graduated from Rise. As a result, total number of students in class saw a 5.4% decline quarter-over-quarter. However, this should be short term phenomena, as new student enrollments continued to gain traction with healthy growth over the last two quarters and onward, plus retention rate is trending up in the fourth quarter. By leveraging our proven OMO strategy and strong monetization capability, we expect further recovery in the first half of 2021 should the pandemic situation continue to ease in China. We remain confident in our direction to deliver sustainable growth and profitability in the long term.”

Financial Results for the Fourth Quarter of 2020

Revenues

Total revenues for the fourth quarter of 2020 increased by RMB44.4 million, or 13.9%, to RMB364.5 million (US$55.9 million) from RMB320.0 million for the preceding quarter and decreased by RMB51.8 million, or 12.4%, from RMB416.2 million for the same period of the prior year.

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Revenues from educational programs for the fourth quarter of 2020 increased by 11.0% quarter-over-quarter and decreased by 14.7% year-over-year to RMB325.8 million (US$49.9 million). The quarter-over-quarter increase in revenues from educational programs was primarily attributed to the full resumption of the offline operation in Beijing and Shijiazhuang by the end of September 2020 after the reopening of the Company’s self-owned learning centers in other locations across Shanghai, Guangzhou, Shenzhen and Wuxi since June 2020 as the COVID-19 situation alleviated. The year-over-year decrease in revenues from educational programs was primarily due to the decline of students in class as a result of business impact from COVID-19.

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Franchise revenues for the fourth quarter of 2020 increased by 49.3% quarter-over-quarter and increased by 13.8% year-over year to RMB37.8 million (US$5.8 million). The quarter-over-quarter increase in franchise revenues was primarily due to growth in recurring franchise revenues as a result of the gradual reopening of franchised learning centers. The year-over-year increase in franchise revenues was primarily due to a growth in initial franchise fees associated with an increase in the number of franchised learning centers from 383 as of December 31, 2019 to 420 as of December 31, 2020.

•	Other revenues for the fourth quarter of 2020 decreased by 19.7% quarter-over-quarter and by 17.7% year-over year to RMB0.9 million (US$0.1 million).

Cost of Revenues

Cost of revenues for the fourth quarter of 2020 decreased by RMB7.0 million, or 4.3%, to RMB155.9 million (US$23.9 million) from RMB162.9 million for the preceding quarter and by RMB27.7 million, or 15.1%, from RMB183.6 million for the same period of the prior year. The quarter-over-quarter decrease was primarily due to a decrease in rental cost and the lowered cost of learning materials. The year-over-year decrease was primarily due to a decline in teachers’ compensations as a result of the reduced teaching hours and social insurance exemption, as well as rental concession. Non-GAAP cost of revenues8 for the fourth quarter of 2020 decreased by 4.3% quarter-over-quarter and by 15.4% year-over-year to RMB152.1 million (US$23.3 million).

[8]

Non-GAAP cost of revenues exclude relevant share-based compensation (“SBC”) expenses and amortization of certain intangible assets, including teaching course license, acquired as part of the junior ELT business by the Company from certain third-party in 2013 (the “2013 acquisition”) from cost of revenues. Non-GAAP operating income adds back SBC expenses and amortization of certain intangible assets, including trademark, acquired as part of the 2013 acquisition. Each of non-GAAP operating expenses, non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses excludes relevant SBC expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. For details on the calculation of each of these items and the reconciliation of each to the most directly comparable GAAP financial measure, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

Gross Profit

As a result of the foregoing, the Company recorded a gross profit of RMB208.6 million (US$32.0 million) for the fourth quarter of 2020, an increase of RMB 51.5 million from RMB157.1 million for the preceding quarter. The Company’s gross profit for the fourth quarter of 2020 decreased by RMB24.0 million year-over-year from RMB232.6 million for the same period of the prior year.

Operating Expenses

Total operating expenses for the fourth quarter of 2020 increased by RMB23.4 million, or 17.0%, to RMB161.1 million (US$24.7 million) from RMB137.7 million for the preceding quarter and decreased by RMB10.8 million, or 6.3%, from RMB172.0 million for the same period of the prior year. Non-GAAP operating expenses for the fourth quarter of 2020 were RMB148.0 million (US$22.7 million).

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Selling and marketing expenses decreased by 5.0% quarter-over-quarter and by 17.8% year-over-year to RMB72.1 million (US$11.0 million) for the fourth quarter of 2020. The quarter-over-quarter and year-over-year decrease was primarily associated with Company’s disciplined investment in online and offline marketing activities. Non-GAAP selling and marketing expenses for the fourth quarter of 2020 decreased by 5.3% quarter-over-quarter and by 18.2% year-over-year to RMB70.8 million (US$10.8 million).

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General and administrative expenses increased by 44.2% quarter-over-quarter and by 5.6% year-over-year to RMB89.0 million (US$13.6 million) for the fourth quarter of 2020. The quarter-over-quarter increase was primarily associated with (i) increased share-based compensation expenses as a result of the modification and new grant of share-based awards in August and September 2020, (ii) increased personnel costs related to the online course business. The year-over-year increase was primarily due to increased personnel costs. Non-GAAP general and administrative expenses for the fourth quarter of 2020 increased by 30.3% quarter-over-quarter and by 4.1% year-over-year to RMB77.2 million (US$11.8 million).

Operating Income

Operating income for the fourth quarter of 2020 was RMB47.5 million (US$7.3 million), an increase of RMB28.1 million from RMB19.4 million for the preceding quarter, compared with operating income of RMB60.7 million for the same period of the prior year. Non-GAAP operating income was RMB64.4 million (US$9.9 million) for the fourth quarter of 2020, compared with RMB27.1 million for the preceding quarter and RMB75.6 million for the same period of the prior year.

Interest Expense

Interest expense for the fourth quarter of 2020 was RMB5.4 million (US$0.8 million), decreased from RMB5.5 million for the preceding quarter and RMB7.4 million for the same period of the prior year. The quarter-over-quarter and year-over-year decrease was attributable to a decrease in the outstanding balance of loans.

Other Income

Other income for the fourth quarter of 2020 was RMB5.8 million (US$0.9 million), compared with RMB16.0 million for the preceding quarter and RMB0.9 million for the same period of the prior year.

Impairment Loss on Long-term Investment

Impairment loss on long-term investment was RMB37.0 million (US$5.7 million) for the fourth quarter of 2020, compared with RMB nil for the preceding quarter and the same period of the prior year. Impairment loss on long-term investment was mainly due to a decline in the fair value of long-term investment in investee.

Income Tax Expense

Income tax expense for the fourth quarter of 2020 was RMB11.0 million (US$1.7 million), compared with RMB4.0 million for the preceding quarter and RMB8.8 million for the same period of the prior year.

Net Income Attributable to RISE

Net income attributable to RISE for the fourth quarter of 2020 was RMB1.4 million (US$0.2 million), a decrease from RMB28.0 million for the preceding quarter and RMB51.1 million for the same period of the prior year.

Non-GAAP net income attributable to RISE for the fourth quarter of 2020 was RMB55.4 million (US$8.5 million), compared with RMB35.7 million for the preceding quarter and RMB66.1 million for the same period of the prior year.

EBITDA represents net income/(loss) before interests, taxes, depreciation, and amortization. EBITDA income for the fourth quarter of 2020 was RMB35.5 million (US$5.4 million), compared with RMB54.5 million for the preceding quarter and RMB80.4 million for the same period of the prior year.

Adjusted EBITDA income for the fourth quarter of 2020 was RMB85.3 million (US$13.1 million), compared with 57.8 million for the preceding quarter and RMB91.0 million for the same period of the prior year.

Basic and Diluted Earnings per ADS

Basic and diluted net income attributable to RISE per ADS was RMB0.03 (US$ nil) and RMB0.02 (US$ nil), respectively, for the fourth quarter of 2020.

Basic and diluted non-GAAP net income attributable to RISE per ADS was RMB0.98 (US$0.15) and RMB0.97 (US$0.15), respectively, for the fourth quarter of 2020.

Cash Flow

Net cash outflow from operating activities for the fourth quarter of 2020 was RMB108.5 million (US$16.6 million), compared with net cash inflow from operating activities of RMB103.2 million and RMB74.4 million for the preceding quarter and the same period of the prior year, respectively. The quarter-over-quarter decrease in cash generated from operating activities was mainly due to an increase in accumulated refunds of tuition fees paid out and a decrease in cash collection from renewed enrollments during the fourth quarter, and the year-over-year decrease in net cash flow from operating activities was primarily attributable to reduced cash collection on tuition fees as a result of the temporary closure of certain learning centers during the COVID-19 pandemic.

Balance Sheet

As of December 31, 2020, the Company had combined cash and cash equivalents and restricted cash of RMB639.2 million (US$98.0 million), as compared with RMB1,022.8 million as of December 31, 2019.

Current and non-current deferred revenue and customer advances were RMB601.9 million (US$92.3 million) as of December 31, 2020, representing a decrease of 20.4% from RMB756.0 million as of December 31, 2019. The decrease was primarily because the revenue recognized for our courses and services is larger than the cash collection for the courses. Deferred revenue and customer advances mainly consisted of upfront tuition payments from students and initial franchise fees from the Company’s franchisees.

Financial Results for the Full Year Ended December 31, 2020

Revenues

Total revenues for the full year of 2020 decreased by RMB570.9 million, or 37.3%, to RMB958.5 million (US$146.9 million) from RMB1,529.4 million for the prior year.

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Revenues from educational programs for the full year of 2020 decreased by 34.5% to RMB872.9 million (US$133.8 million), primarily due to the temporary suspension of substantially all or part of our offline businesses since late January to September 2020 due to the outbreak and resurgence of COVID-19.

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Franchise revenues for the full year of 2020 decreased by 47.6% to RMB82.1 million (US$12.6 million), primarily due to a decline in recurring franchise revenue as a result of the temporary closure of franchised learning centers.

•	Other revenues for the full year of 2020 decreased by 91.4% to RMB3.5 million (US$0.5 million).

Cost of Revenues

Cost of revenues for the full year of 2020 decreased by RMB91.8 million, or 13.2%, to RMB602.9 million (US$92.4 million) from RMB694.7 million for the prior year. The decrease was primarily due to a decrease in direct costs associated with the Company’s study tour services, personnel cost, social insurance exemption, rental concession and cost of learning materials. Non-GAAP cost of revenues for the full year of 2020 decreased by 13.4% to RMB587.0 million (US$90.0 million).

Gross Profit

Gross profit for the full year of 2020 was RMB355.5 million (US$54.5 million), compared with RMB834.8 million for the prior year.

Operating Expenses

Total operating expenses for the full year of 2020 decreased by RMB118.1 million, or 19.3%, to RMB493.9 million (US$75.7 million) from RMB612.0 million for the prior year. Non-GAAP operating expenses for the full year of 2020 were RMB474.5 million (US$72.7 million).

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Selling and marketing expenses decreased by 24.0% year-over-year to RMB233.7 million (US$35.8 million) for the full year of 2020. The decrease was primarily due to the Company’s disciplined investment in online and offline marketing activities and reduced personnel costs resulting from personnel optimization reflecting the impact of the COVID-19 pandemic. Non-GAAP selling and marketing expenses during the full year of 2020 decreased by 24.5% year-over-year to RMB229.0 million (US$35.1 million).

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General and administrative expenses decreased by 14.6% year-over-year to RMB260.2 million (US$39.9 million) for the full year of 2020. The decrease was mainly attributable to a decrease in share-based compensation expenses and the Company’s efforts on personnel optimization and rigorous control of administrative expenses. Non-GAAP general and administrative expenses for the full year of 2020 decreased by 5.7% year-over-year to RMB245.6 million (US$37.6 million).

Operating Income/(Loss)

Operating loss for the full year of 2020 was RMB138.4 million (US$21.2 million), compared with operating income of RMB222.8 million for the prior year. Non-GAAP operating loss for the full year of 2020 was RMB103.0 million (US$15.8 million), compared with non-GAAP operating income of RMB288.1 million for the prior year.

Interest Expense

Interest expense for the full year of 2020 was RMB23.6 million (US$3.6 million), compared with RMB34.1 million for the prior year due to the reduced outstanding balance of loans and lower interest rates.

Other Income

Other income for the full year of 2020 was RMB27.0 million (US$4.1 million), compared with RMB10.1 million for the prior year.

Impairment Loss on Long-term Investment

Impairment loss on long-term investment was RMB37.0 million (US$5.7 million) for the full year of 2020, compared to RMB nil for the prior year. Impairment loss on long-term investment was mainly due to declines in the fair value of long-term investment in investee.

Income Tax Expense/(Benefit)

Income tax benefit for the full year of 2020 was RMB15.7 million (US$2.4 million), compared with income tax expense of RMB70.7 million for the prior year.

Net Loss Attributable to RISE

Net loss attributable to RISE for the full year of 2020 was RMB132.4 million (US$20.3 million).

Non-GAAP net loss attributable to RISE for the full year of 2020 was RMB60.1 million (US$9.2 million).

EBITDA loss for the full year of 2020 was RMB64.4 million (US$9.9 million).

Adjusted EBITDA loss for the full year of 2020 was RMB9.4 million (US$1.4 million).

Basic and Diluted Earnings per ADS

Basic and diluted net loss attributable to RISE per ADS was RMB2.35 (US$0.36) for the full year of 2020.

Basic and diluted non-GAAP net loss attributable to RISE per ADS was RMB1.06 (US$0.16) for the full year of 2020.

Cash Flow

Net cash outflow from operating activities for the full year of 2020 was RMB205.7 million (US$31.5 million), compared with RMB39.9 million of the prior year. The increase in net cash outflow from operating activities for 2020 was mainly attributable to reduced cash collection on tuition fees as a result of the temporary closure of certain RISE’s self-owned learning centers and other franchised learning centers.

Business Outlook

Following a relatively stable environment in the fourth quarter of 2020, local resurgence of COVID-19 had an impact on our operation and performance in the first quarter of 2021. Although the full economic impact of COVID-19 is yet to be realized, our current epidemic management approaches have been largely well executed. We believe that we are well-positioned to navigate the rapidly evolving market environment and capture potential opportunities in the education industry. Our learning centers in Shanghai, Guangzhou, Shenzhen and Wuxi have remained in full offline operation, and learning centers in Beijing and Shijiazhuang are expected to reopen by the end of March at a pace regulated by the government. Our flexibility to switch seamlessly between the online and offline models and our ability to manage both online and offline operations concurrently have helped us to mitigate risks and potential resurgence of COVID-19 impacting our business. Taking all this into account, we expect our revenue in the full year of 2021 to be in the range of RMB1,420 million to RMB1,730 million.

Conference Call Information

RISE will hold a conference call on March 16, 2021 at 9:00 pm Eastern Time (or March 17, 2021 at 9:00 am Beijing Time) to discuss the financial results. Due to the impact of COVID-19, operator assisted conference calls are not available at the moment. All participants must preregister online prior to the call to receive the dial-in details.

Conference call preregistration link is http://apac.directeventreg.com/registration/event/4356956. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay will be accessible through March 23, 2021 by dialing the following numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Mainland China:	400-6322-162
Hong Kong:	+852-3051-2780
Conference ID:	#4356956

A live and archived webcast of the conference call, together with a copy of the presentation slides used for the conference call, will also be available at the Company’s investor relations website at http://ir.risecenter.com/.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at a specified rate solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.5250 to US$1.00, the noon buying rate in effect on December 31, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Non-GAAP Financial Measures

To supplement RISE’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this earnings release entitled “Reconciliation of GAAP and Non-GAAP Results,” which provides more details on the non-GAAP financial measures.

Non-GAAP cost of revenues, non-GAAP operating expenses, including non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses, provides the Company with an understanding of the results from the primary operations of the Company’s business by excluding the effects of certain transaction-related expenses that do not reflect the ordinary operating expenses of the Company’s operations and share-based compensation.

EBITDA, adjusted EBITDA and non-GAAP net income/(loss) provide the Company with an understanding of the results from the primary operations of the Company’s business by excluding the effects of certain transaction-related expenses that do not reflect the ordinary EBITDA and net income/(loss) of the Company’s operations.

The Company uses non-GAAP operating expenses, including non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses, non-GAAP operating income/(loss), Non-GAAP operating margin, EBITDA, adjusted EBITDA, non-GAAP net income/(loss) attributable to RISE, and non-GAAP basic and diluted net income/(loss) per ADS attributable to RISE to evaluate the Company’s period-over-period operating performance because the Company’s management believes these provide a more comparable measure of the Company’s continuing business as it adjusts for transaction-related expenses that are not reflective of the normal earnings of the Company’s business. These measures may be useful to an investor in evaluating the underlying operating performance of the Company’s business, and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future.

Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

Non-GAAP cost of revenues exclude relevant share-based compensation expenses and amortization of certain intangible assets (“IA”) acquired as part of the 2013 acquisition from cost of revenues. Non-GAAP operating income/(loss) adds back share-based compensation expenses, amortization of certain intangible assets acquired as part of the 2013 acquisition and impairment loss on long-term investment. Each of non-GAAP operating expenses, non-GAAP selling and marketing expenses or non-GAAP general and administrative expenses excludes relevant share-based compensation expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. EBITDA represents net income/(loss) before interests, taxes, depreciation and amortization.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

About RISE Education

RISE Education Cayman Ltd is a leading junior English Language Training (“ELT”) provider based in Beijing. Founded in 2007, the Company pioneered the application of the “subject-based learning” philosophy in China, which uses language arts, math, natural science, and social science to teach English in an immersive environment that helps students learn to speak and think like a native speaker. Through three flagship courses, Rise Start, Rise On, and Rise Up, and other complementary products, the Company provides ELT to students aged three to six, seven to twelve and thirteen to eighteen, respectively. The Company’s highly scalable business model includes both self-owned and franchised learning centers. For more information, please visit http://en.risecenter.com/.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to maintain or enhance its brand, its ability to compete effectively against its competitors, its ability to execute its growth strategy, its ability to introduce new products or enhance existing products, its ability to obtain required licenses, permits, filings or registrations, its ability to grow or operate or effectively monitor its franchise business, quarterly variations in its operating results caused by factors beyond its control, macroeconomic conditions in China and government policies and regulations relating to its corporate structure, business and industry and their potential impact on its future business development, financial condition and results of operations. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by RISE is included in RISE’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F for the year ended December 31, 2019.

Investor Relations Contact

Aaron Li

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	As of
	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2020
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	999,012	554,620	84,999
Restricted cash	23,813	84,564	12,960
Accounts receivable, net	1,745	2,281	350
Amounts due from related parties	191	733	112
Inventories	8,685	7,814	1,198
Prepaid expenses and other current assets	51,420	94,556	14,491

Total current assets	1,084,866	744,568	114,110
Property and equipment, net	137,340	107,537	16,481
Intangible assets, net	210,346	185,647	28,452
Long-term investment	33,000	—	—
Goodwill	665,416	659,255	101,035
Deferred tax assets	11,026	34,241	5,248
Other non-current assets	49,638	55,853	8,560
Operating lease right-of use assets	610,323	639,304	97,977

Total assets	2,801,955	2,426,405	371,863

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term loan	134,015	226,744	34,750
Accounts payable	7,553	11,028	1,690
Accrued expenses and other current liabilities	202,808	164,193	25,164
Deferred revenue and customer advances	716,637	563,736	86,396
Income taxes payable	14,594	5,556	851
Operating lease liabilities, current portion	157,911	197,098	30,207

Total current liabilities	1,233,518	1,168,355	179,058

Long-term loan	370,163	191,397	29,333
Deferred revenue and customer advances	39,397	38,204	5,855
Deferred tax liabilities	31,116	24,011	3,680
Other non-current liabilities	39,156	50,447	7,732
Operating lease liabilities, non-current portion	464,304	452,485	69,346

Total liabilities	2,177,654	1,924,899	295,004

Shareholders’ equity:
Ordinary shares	6,946	6,959	1,067
Additional paid-in capital	583,262	603,173	92,440
Statutory reserves	104,830	105,357	16,147
Accumulated deficit	(127,059)	(260,019)	(39,850)
Accumulated other comprehensive income	40,917	39,642	6,075

Total Rise Education Cayman Ltd shareholders’ equity	608,896	495,112	75,879

Non-controlling interests	15,405	6,394	980

Total equity	624,301	501,506	76,859

Total liabilities, non-controlling interests and shareholders’ equity	2,801,955	2,426,405	371,863

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share and ADS data and per share and per ADS data)

	Three Months Ended				Full Year Ended Dec. 31
	Dec. 31, 2019	Sep. 30, 2020	Dec. 31, 2020	Dec. 31, 2020	2019	2020	2020
	RMB	RMB	RMB	USD	RMB	RMB	USD
Revenues	416,223	320,029	364,460	55,856	1,529,447	958,467	146,891
Educational programs	381,955	293,619	325,805	49,932	1,332,372	872,877	133,774
Franchise revenues	33,172	25,287	37,753	5,786	156,509	82,084	12,580
Others	1,096	1,123	902	138	40,566	3,506	537
Cost of revenues	(183,598)	(162,918)	(155,866)	(23,888)	(694,693)	(602,934)	(92,403)

Gross profit/(loss)	232,625	157,111	208,594	31,968	834,754	355,533	54,488
Selling and marketing expenses	(87,657)	(75,911)	(72,081)	(11,047)	(307,339)	(233,687)	(35,814)
General and administrative expenses	(84,305)	(61,771)	(89,049)	(13,647)	(304,626)	(260,239)	(39,884)

Operating income/(loss)	60,663	19,429	47,464	7,274	222,789	(138,393)	(21,210)
Interest income	4,046	3,650	3,534	542	17,952	15,091	2,313
Interest expense	(7,409)	(5,547)	(5,390)	(826)	(34,093)	(23,611)	(3,619)
Foreign currency exchange loss	(77)	(86)	(4)	(1)	(1,506)	(187)	(29)
Other income, net	928	16,009	5,781	886	10,115	26,961	4,132

Impairment Loss on Long-term Investment	—	—	(37,000)	(5,670)	—	(37,000)	(5,670)

Income before income tax expense	58,151	33,455	14,385	2,205	215,257	(157,139)	(24,083)
Income tax (expense)/benefit	(8,768)	(4,020)	(11,042)	(1,693)	(70,697)	15,695	2,406

Net income/(loss)	49,383	29,435	3,343	512	144,560	(141,444)	(21,677)

Add: net (income)/loss attributable to non-controlling interests	1,752	(1,421)	(1,917)	(293)	3,540	9,011	1,381

Net income/(loss) attributable to RISE Education Cayman Ltd	51,135	28,014	1,426	219	148,100	(132,433)	(20,296)

Net income/(loss) per ordinary share:
Basic	0.45	0.25	0.01	—	1.29	(1.17)	(0.18)
Diluted	0.45	0.25	0.01	—	1.27	(1.17)	(0.18)

Net income/(loss) per ADS (Notes 1):
Basic	0.91	0.50	0.03	—	2.58	(2.35)	(0.36)
Diluted	0.90	0.49	0.02	—	2.55	(2.35)	(0.36)

Shares used in net income/(loss) per ordinary share computation:
Basic	112,724,891	112,821,099	112,916,642	112,916,642	114,905,223	112,813,031	112,813,031
Diluted	113,978,315	113,598,108	114,671,459	114,671,459	116,181,610	112,813,031	112,813,031

ADSs used in net income/(loss) per ADS computation:
Basic	56,362,445	56,410,550	56,458,321	56,458,321	57,452,611	56,406,515	56,406,515
Diluted	56,989,158	56,799,054	57,335,730	57,335,730	58,090,805	56,406,515	56,406,515

Note 1: Each ADS represents two ordinary shares.

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share and ADS data and per share and per ADS data)

	Three Months Ended				Full Year Ended Dec. 31
	Dec. 31, 2019	Sep. 30, 2020	Dec. 31, 2020	Dec. 31, 2020	2019	2020	2020
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net income/(loss)	49,383	29,435	3,343	512	144,560	(141,444)	(21,677)
Other comprehensive income/(loss) , net of tax of nil:
Foreign currency translation adjustments	1,527	(356)	(1,139)	(175)	(1,542)	(1,275)	(196)

Other comprehensive income/(loss)	1,527	(356)	(1,139)	(175)	(1,542)	(1,275)	(196)

Comprehensive income/(loss)	50,910	29,079	2,204	337	143,018	(142,719)	(21,873)

Add: comprehensive (income)/loss attributable to non-controlling interests	1,752	(1,421)	(1,917)	(293)	3,540	9,011	1,381

Comprehensive income/(loss) attributable to RISE Education Cayman Ltd	52,662	27,658	287	44	146,558	(133,708)	(20,492)

RISE EDUCATION CAYMAN LTD

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except ADS data and per ADS data)

	Three Months Ended				Full Year Ended Dec. 31
	Dec. 31, 2019	Sep. 30, 2020	Dec. 31, 2020	Dec. 31, 2020	2019	2020	2020
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net income/(loss)	49,383	29,435	3,343	512	144,560	(141,444)	(21,677)
Share-based compensation (“SBC”)	10,555	3,351	12,753	1,955	47,889	17,999	2,758
Intangible assets (“IA”) amortization arising from 2013 acquisition	4,429	4,348	4,174	639	17,374	17,364	2,661
Impairment loss on long-term investment	—	—	37,000	5,670	—	37,000	5,670
Non-GAAP net income/(loss)	64,367	37,134	57,270	8,776	209,823	(69,081)	(10,588)

Add: net (income)/ loss attributable to non-controlling interests	1,752	(1,421)	(1,917)	(293)	3,540	9,011	1,381

Non-GAAP net income/(loss) attributable to RISE Education Cayman Ltd	66,119	35,713	55,353	8,483	213,363	(60,070)	(9,207)

Net income/(loss)	49,383	29,435	3,343	512	144,560	(141,444)	(21,677)
Add: Depreciation	11,792	11,480	11,705	1,794	45,375	53,296	8,168
Add: Amortization	7,119	7,651	7,590	1,163	24,646	30,953	4,744
Add: Interest expense	7,409	5,547	5,390	826	34,093	23,611	3,619
Add: Income tax expense/(benefit)	8,768	4,020	11,042	1,693	70,697	(15,695)	(2,406)
Less: Interest income	4,046	3,650	3,534	542	17,952	15,091	2,313

EBITDA	80,425	54,483	35,536	5,446	301,419	(64,370)	(9,865)

SBC	10,555	3,351	12,753	1,955	47,889	17,999	2,758
Impairment loss on long-term investment	—	—	37,000	5,670	—	37,000	5,670
Adjusted EBITDA	90,980	57,834	85,289	13,071	349,308	(9,371)	(1,437)

Cost of revenues	183,598	162,918	155,866	23,888	694,693	602,934	92,403
Personnel costs	87,115	74,898	75,881	11,629	301,327	278,618	42,700
Rental costs	58,872	53,427	48,551	7,441	220,912	202,446	31,026
Others	37,611	34,593	31,434	4,818	172,454	121,870	18,677
Less: SBC	132	433	369	57	2,617	1,821	279
Less: IA amortization arising from 2013 acquisition	3,610	3,544	3,402	521	14,162	14,154	2,169

Non-GAAP cost of revenues	179,856	158,941	152,095	23,310	677,914	586,959	89,955

Non-GAAP gross profit	236,367	161,088	212,365	32,546	851,533	371,508	56,936

Selling and marketing expenses	87,657	75,911	72,081	11,047	307,339	233,687	35,814
Less: SBC	275	375	523	80	1,016	1,497	229
Less: IA amortization arising from 2013 acquisition	819	804	772	118	3,212	3,210	492

Non-GAAP selling and marketing expenses	86,563	74,732	70,786	10,849	303,111	228,980	35,093

General and administrative expenses	84,305	61,771	89,049	13,647	304,626	260,239	39,884
Less: SBC	10,148	2,543	11,861	1,818	44,256	14,681	2,250

Non-GAAP general and administrative expenses	74,157	59,228	77,188	11,829	260,370	245,558	37,634

Operating expense	171,962	137,682	161,130	24,694	611,965	493,926	75,698
Less: SBC	10,423	2,918	12,384	1,898	45,272	16,178	2,479
Less: IA amortization arising from 2013 acquisition	819	804	772	118	3,212	3,210	492

Non-GAAP operating expense	160,720	133,960	147,974	22,678	563,481	474,538	72,727

Operating income/(loss)	60,663	19,429	47,464	7,274	222,789	(138,393)	(21,210)
Add: SBC	10,555	3,351	12,753	1,955	47,889	17,999	2,758
Add: IA amortization arising from 2013 acquisition	4,429	4,348	4,174	639	17,374	17,364	2,661

Non-GAAP operating income/(loss)	75,647	27,128	64,391	9,868	288,052	(103,030)	(15,791)

Non-GAAP net income/(loss) per ADS attributable to RISE-basic (Notes 1)	1.17	0.63	0.98	0.15	3.71	(1.06)	(0.16)
Non-GAAP net income/(loss) per ADS attributable to RISE-diluted (Notes 1)	1.16	0.63	0.97	0.15	3.67	(1.06)	(0.16)

ADSs used in calculating net income/(loss) per ADS-basic (Notes 1):	56,362,445	56,410,550	56,458,321	56,458,321	57,452,611	56,406,515	56,406,515
ADSs used in calculating net income/(loss) per ADS-diluted (Notes 1):	56,989,158	56,799,054	57,335,730	57,335,730	58,090,805	56,406,515	56,406,515

Note 1: Each ADS represents two ordinary shares.